Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE INC.

US$500,000,000 2.724% NOTES DUE 2031

FINAL TERM SHEET

April 7, 2021

Issuer:	Brookfield Finance Inc.
Guarantor:	Brookfield Asset Management Inc.
Guarantee:	The Notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.
Guarantor’s Ticker:	BAMACN
Security:	2.724% Senior Unsecured Notes due 2031
Format:	SEC registered
Size:	US$500,000,000
Trade Date:	April 7, 2021
Expected Settlement Date:	April 12, 2021 (T+3)
Maturity Date:	April 15, 2031
Coupon:	2.724%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2021
Price to Public:	100.000%
Benchmark Treasury:

[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark

Treasury, has been removed in accordance

with subsection 9A.3(4) of National

Instrument 44-102 – Shelf Distributions (“NI

44-102”).]

Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]
Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]
Yield:	2.724%
Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000
Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to January 15, 2031 (three months prior to maturity), treasury rate plus 20 basis points
Par Call:	At any time on or after January 15, 2031 (three months prior to maturity), at 100% of the principal amount of the Notes to be redeemed
Use of Proceeds:	An amount equal to the net proceeds from the sale of the Notes will be allocated to the financing and/or refinancing of recently completed and future Eligible Green Projects, including the development and redevelopment of such projects. Pending such allocation, the net proceeds will be temporarily used for general corporate purposes, including the early redemption of all or a portion of the outstanding Cdn$600 million principal amount of 4.54% notes due March 31, 2023 issued by the Guarantor.
CUSIP/ISIN:	11271L AH5 / US11271LAH50
Joint Book-Running Managers[1]:	Citigroup Global Markets Inc. SMBC Nikko Securities America, Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.
Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Itau BBA USA Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

Capitalized terms used and not defined herein have the meanings assigned in the Issuer and the Guarantor’s Prospectus Supplement, dated April 7, 2021 to the Short Form Base Shelf Prospectus dated October 6, 2020.

The Notes will be issued as a separate series of debt securities under a seventh supplemental indenture to be dated as of the date of the issuance of the Notes (the “Seventh Supplemental Indenture”) to the base indenture dated as of June 2, 2016 (the “Base Indenture”) (together with the Seventh Supplemental Indenture, the “Indenture”), between Brookfield Finance Inc., Brookfield Asset Management Inc., as guarantor, and Computershare Trust Company of Canada, as trustee. The foregoing is a summary of certain of the material attributes and characteristics of the Notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.

1        This offering will be made in Canada by Citigroup Global Markets Canada Inc. and HSBC Securities (Canada) Inc.

3